                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NO. 33-77812

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 21, 1994)

                                  $50,000,000

                         NORTHERN ILLINOIS GAS COMPANY

           FIRST MORTGAGE BONDS, 7 3/8% SERIES DUE OCTOBER 15, 2027

                                ---------------

  The New Bonds may not be redeemed by the Company prior to October 15, 2002. On and after October 15, 2002, the New Bonds will be redeemable, at the Company's option, on not less than 30 nor more than 45 days notice, as a whole at any time, or in part from time to time, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date.

  Interest on the New Bonds is payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998. The New Bonds will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

                                ---------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR  THE  PROSPECTUS. ANY  REPRESENTATION TO  THE  CONTRARY IS  A
         CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           PRICE TO   UNDERWRITING  PROCEEDS TO
                                           PUBLIC(1)  DISCOUNT(2)  COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Bond................................     99.5%        .5%           99%
--------------------------------------------------------------------------------
Total...................................  $49,750,000   $250,000    $49,500,000
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Plus accrued interest from October 15, 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $200,000.

                                ---------------

  The New Bonds are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the New Bonds will be made in New York, New York on or about October 30, 1997, against payment in immediately available funds.

                                ---------------

MERRILL LYNCH & CO.

                  SALOMON BROTHERS INC

                                     ABN AMRO CHICAGO CORPORATION

                                ---------------

          The date of this Prospectus Supplement is October 23, 1997.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NEW BONDS. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NEW BONDS TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              RECENT DEVELOPMENTS

Recent operating results (unaudited) for the Company are as follows:

                                                                  TWELVE MONTHS
                          THREE MONTHS ENDED  NINE MONTHS ENDED  ENDED SEPTEMBER
                             SEPTEMBER 30       SEPTEMBER 30           30
                          ------------------- ----------------- -----------------
                            1997      1996      1997     1996     1997     1996
                          --------- --------- -------- -------- -------- --------
Statement of Income Data
 (Millions):
  Operating revenues....     $151.1    $161.0 $1,215.1 $1,098.3 $1,727.0 $1,515.2
  Net income............       15.6      12.8     74.5     76.4    105.2    106.1

  Operating revenues decreased $9.9 million for the three-month period and increased $116.8 million and $211.8 million for the nine- and twelve-month periods, respectively. In each period the change was due to variances in natural gas supply costs, which are recovered from customers.

  Net income for the three-month period rose $2.8 million due primarily to higher deliveries of natural gas unrelated to weather. Net income for the nine-month period decreased $1.9 million to $74.5 million. The decrease included the impact of a rate order that was implemented in April 1996 which included rate design changes and a depreciation rate increase. The rate design changes had a positive impact on 1996 results but a negative impact on first quarter 1997 results when compared to the prior year. Net income for the twelve-month period decreased $.9 million due to higher depreciation.

                                USE OF PROCEEDS

  The net proceeds from the sale of the New Bonds will be used, together with other corporate funds, for the November 1997 retirement of $50,000,000 principal amount of 9% First Mortgage Bonds due July 1, 2019.

                           DESCRIPTION OF NEW BONDS

  GENERAL. Interest at the annual rate set forth on the cover page of this Prospectus Supplement will accrue from October 15, 1997, and is to be payable semiannually on April 15 and October 15, beginning April 15, 1998, to the person in whose name the New Bond is registered on the April 1 or October 1 (whether or not a business day) next preceding such interest payment date. The New Bonds will be limited to $50,000,000 aggregate principal amount, will be issued in fully registered form only, in denominations of $1,000 and integral multiples thereof, and will mature October 15, 2027.

  New Bonds of any denomination will be exchangeable for a like aggregate principal amount of New Bonds of different authorized denominations upon surrender of such New Bonds, with the request for such exchange, at Harris Trust and Savings Bank, Corporate Trust Department, 311 West Monroe Street, Chicago, Illinois, or at Harris Trust Company of New York, 77 Water St., 4th Floor, New York, New York. Principal and interest will be payable at the offices identified in the preceding sentence, except that any installment of interest on the New Bonds may, at the Company's option, be paid by mailing checks for such interest payable to or upon the written order of the person entitled thereto to the address of such person as it appears on the registration books.

  Reference is made to the Prospectus for a description of the general terms of the New Bonds which the particular description herein supplements.

  REDEMPTION. The New Bonds may not be called for redemption by the Company prior to October 15, 2002. On October 15, 2002 and thereafter until maturity on October 15, 2027, the New Bonds may be redeemed at the Company's option, on not less than 30 nor more than 45 days notice, as a whole at any time, or in part from time to time, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the date fixed for redemption.

  If redeemed during the twelve month period beginning October 15:

                      REDEMPTION
YEAR                    PRICE
----                  ----------
2002.................   105.16%
2003.................   104.82%
2004.................   104.47%
2005.................   104.13%
2006.................   103.79%
2007.................   103.44%
2008.................   103.10%

                      REDEMPTION
YEAR                    PRICE
----                  ----------
2009.................   102.75%
2010.................   102.41%
2011.................   102.07%
2012.................   101.72%
2013.................   101.38%
2014.................   101.04%
2015.................   100.69%
2016.................   100.35%

and thereafter at 100% of the principal amount thereof.

  SINKING FUND. No sinking fund is provided for the New Bonds.

  TRUSTEE. On February 26, 1996, Harris Trust and Savings Bank succeeded Bank of America Illinois as trustee under the Indenture.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and ABN AMRO Chicago Corporation (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the New Bonds set forth after their names below.

                                                                     PRINCIPAL
           UNDERWRITERS                                               AMOUNT
           ------------                                             -----------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated........................................ $17,500,000
      Salomon Brothers Inc ........................................  17,500,000
      ABN AMRO Chicago Corporation.................................  15,000,000
                                                                    -----------
           Total................................................... $50,000,000
                                                                    ===========

  In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the New Bonds offered hereby if any New Bonds are purchased. The Underwriters have advised the Company that they propose initially to offer the New Bonds to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .4% of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  In order to facilitate the offering of the New Bonds, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds.

  Until the distribution of the New Bonds is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the New Bonds. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the New Bonds. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the New Bonds. If the Underwriters create a short position in the New Bonds in connection with the offering, i.e., if they sell more New Bonds than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing New Bonds in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the New Bonds. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The New Bonds will not be listed on any securities exchange. There is presently no trading market for the New Bonds and there is no assurance that a market will develop. Although they are under no obligation to do so, the Underwriters presently intend to act as market makers for the New Bonds in the secondary trading market but may discontinue market making at any time without notice.

  The Company has a line of credit with ABN AMRO Bank N.V., an affiliate of ABN AMRO Chicago Corporation.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Recent Developments........................................................ S-2
Use of Proceeds............................................................ S-2
Description of New Bonds................................................... S-2
Underwriting............................................................... S-4

                                   PROSPECTUS
Available Information......................................................   2
Incorporation by Reference.................................................   2
Experts....................................................................   2
Summary Information........................................................   3
The Company/Recent Developments............................................   4
Use of Proceeds............................................................   4
Plan of Distribution.......................................................   4
Description of Bonds.......................................................   5
Legal Opinions.............................................................   9

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        [LOGO OF NORTHERN ILLINOIS GAS]

                                  $50,000,000

                              FIRST MORTGAGE BONDS
                                 7 3/8% SERIES
                              DUE OCTOBER 15, 2027

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC

                          ABN AMRO CHICAGO CORPORATION

                                OCTOBER 23, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------